[EMULEX LETTERHEAD]
January 29, 2010
VIA EDGAR
Katherine Wray
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561

Re:	Emulex Corporation (File No. 001-31353) — Form 10-K for period ended June 28, 2009
Dear Ms. Wray:
On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated December 24, 2009 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.
Form 10-K for the Fiscal Year Ended June 28, 2009
General
1.	Comment: You state on pages 18, 34, 38, and 81 that you operate in the Middle East and Africa, references generally understood to encompass Iran, Syria, and Sudan. Further, we are aware of a May 2007 news report that your significant distributor in the Middle East, STME, was expanding its operations in the Levant, which is understood to include Syria. Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: Emulex has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Iran, Sudan or Syria. Emulex has not pursued and has no plans to pursue any business activities with or in these countries or with entities controlled by those governments so long as U.S. sanctions and export controls prohibit such activities. Emulex believes it is in complete compliance with all U.S. economic sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.
Emulex sells its products directly to OEMs or to distributors who sell the products throughout the world. None of these OEMs or distributors to which our products are shipped are located in Iran, Sudan or Syria. Each of Emulex’s distributor agreements contain clear terms and conditions that bind our distributors to fully comply with all applicable U.S. regulations (including all applicable export controls and sanctions). We are not aware of any of our distributors selling our products in violation of these contractual requirements or applicable U.S. regulations.
With respect to STME, we note that STME is not currently an authorized distributor for Emulex even though STME’s website cited Emulex as one of its key suppliers. The Company does not have any distributor or reseller agreement with STME and no such agreement was in effect at the time the Staff notes that STME announced expansion of its Middle East operations (or at any time since). In 2000, Emulex entered into a reseller agreement with STME which authorized STME to resell Emulex products throughout the Middle East region. The reseller agreement had a one year term, and expired of its own force (without renewal) in 2001. Under the terms of the reseller agreement, STME was required to purchase all Emulex products from an authorized Emulex distributor. For that reason, Emulex has no information about any resale transactions by STME involving Emulex products. As noted above, however, each of Emulex’s authorized distributors is required to comply with the United States export control laws and regulations with respect to the resale and export of all Emulex products. In response to an inquiry from Emulex, STME has represented to Emulex that it has never sold any Emulex products to any person or entity in Iran, Syria or Sudan. Since 2001, the Company has not had any agreement or commercial relationship with STME other than a nondisclosure agreement (“NDA”) with STME in March 2007 to assure that Emulex intellectual property protections were maintained.
Although STME is not currently an authorized distributor or reseller of Emulex, it is our understanding that STME may currently (i) act as a distributor or reseller of OEM products that include our technology or (ii) resell Emulex products acquired from our distributors. However, as noted above, Emulex has specifically confirmed with STME that they have not sold any Emulex products into any of the countries in question and have compliance training and procedures provided by major suppliers to ensure their shipments are in compliance with applicable export U.S. export restrictions and controls.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill, page 42
2.	Comment: We note your disclosure that “it is considered at least reasonably possible that the Company’s determination that goodwill is not impaired could change in the near term should the global economic slowdown continue or accelerate.” To the extent that the fair value of your reporting unit is not substantially in excess of its carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142, we believe your disclosures should include the following in future filings:
•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Alternatively, if your reporting unit is not at risk of failing step one please disclose this in future filings.
Response: The Company was not at risk of failing the step-one test when it performed its annual potential impairment of goodwill test for the fiscal year ended June 28, 2009. If future potential impairment of goodwill tests yield the same result, the Company will include the requested statement in future filings.
Item 9A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 46
3.	Comment: We note that your report does not include a statement that your registered public accounting firm that audited your financial statements has also issued an attestation report on internal control over financial reporting. Please tell us how you considered the disclosure required by Item 308(a)(4) of Regulation S-.K.
Response: Although the attestation report of the Company’s auditors on internal control over financial reporting was included in the referenced Annual Report, due to a clerical error, the statement that the registered public accounting firm that audited the Company’s financial statements had issued such report was inadvertently omitted from Part I, Item 9A of the referenced Annual Report. The Company will take steps to assure that the requisite statement is included in future filings.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy
Statement on Schedule 14A filed on October 7, 2009)
Compensation Discussion and Analysis
Stock-Based Compensation, page 20
4.	Comment: It is unclear from the disclosure provided how the compensation committee determined the amount of the equity awards granted to your named executive officers for 2009. In this regard, we note the following statement on page 21: “Emulex does not make its periodic grants of equity awards to its executive officers based on the equity awards granted by its designated peer group of companies although this information is considered by the Compensation Committee in making its determinations.” However, you indicate on page 22 that the compensation committee examines the grant date fair value of equity awards made by peer companies and other companies in the technology industry in order to make equity awards to your named executive officers “that are aligned with Emulex’s stated 50th to 75 percentile total compensation philosophy.” Provide sufficient quantitative and qualitative analysis of the factors the committee considered in making specific equity compensation awards, including clarifying the extent to which the committee considered stock-based compensation practices at the benchmarked companies.
Response: The qualitative factors considered by Emulex in awarding equity grants to its executive officers include the executive’s performance during the current fiscal year, his or her expected contributions during the succeeding fiscal year and Emulex’s desire to encourage retention. The quantitative factors include Emulex’s philosophy to utilize a total compensation package that will place its executive officers in the 50th to 75th percentile compared to its peer companies. The compensation package will primarily include base salary, performance based cash compensation, and equity awards and although the equity award is the largest component, it is just one of the elements in the compensation package. As such, the Company’s Compensation Committee did not tie equity grants to its executive officers specifically to its designated peer companies. Instead, the information from the peer group of companies and other companies in the technology industry was used to provide a general guideline on equity grants and to provide the Compensation Committee with guidance on the appropriate mix of cash and non-cash compensation.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any further comments or questions regarding this response.

Very truly yours, Emulex Corporation
By:
Michael J. Rockenbach, Executive Vice
President and Chief Financial Officer

cc:	James M. McCluney Randall G. Wick Natalie J. L. Smith Kuen P. Chak Robert M. Steinberg